January 30, 2020

Yongsheng Liu
Chief Executive Officer
Wealthbridge Acquisition Limited
Flat A, 6/F, Block A
Tonnochy Towers
No. 272 Jaffe Road
Wanchai, Hong Kong

       Re: Wealthbridge Acquisition Limited
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed January 16, 2020
           File No. 001-38799

Dear Mr. Liu:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
 Unless we note otherwise, our references to prior comments are to comments in our January 2,
2020 letter.

Revised Preliminary Proxy Statement on Schedule 14A

Summary of the Proxy Statement, page 7

1. Your revised disclosure in response to prior comment 2 indicates that Scienjoy can waive the requirement that the minimum remaining amount in your trust account be no less than
      $10,000,000 after giving effect to any payments to redeeming shareholders. Please disclose how you would inform stockholders of the waiver of this requirement, and revise your disclosure so that it also contemplates a maximum redemption amount that leaves you with at least $5,000,001 in net tangible assets. Also, with regard to the disclosure provided in the pro forma section of the proxy statement, please briefly refer to this potential adjustment in your description of the transaction.
 Yongsheng Liu
FirstName LastNameYongsheng Liu
Wealthbridge Acquisition Limited
Comapany NameWealthbridge Acquisition Limited
January 30, 2020
Page 2
January 30, 2020 Page 2
FirstName LastName
Risk Factors
Following the Business Combination, we may become a foreign private issuer . . .., page 57

2. We note your revised disclosure in response to prior comment 1 does not describe the exemptions from the Nasdaq corporate governance rules that are available to a foreign private issuer. Please revise, and disclose whether you intend to use any of the exemptions.
The Business Combination Proposal
Wealthbridge's Board's Reasons for the Approval of the Business Combination, page 70

3. In response to prior comment 7, you advise us that your financial advisor provided you with no report or other documents related to the valuation of Scienjoy. Your revised disclosure, however, states that no "written" communications or reports were produced.
         We note that a report, opinion, or appraisal does not need to be written to fall within the disclosure requirements of Item 1015 of Regulation M-A. Please revise. To the extent you continue to believe that you are not required to provide disclosure under Item 14(b)(6)
         of Schedule 14A, please explain why the oral advice that you received from your financial advisor does not qualify as a report, opinion, or appraisal that is materially related to the transaction. In this regard, we note your brief reference in the proxy statement to the method used by your financial advisor to arrive at its valuation conclusion.
4. We note your revised disclosure in response to prior comment 8 does not address whether your board of directors considered how Scienjoy differs from HUYA and DouYu, the two pure-play live streaming companies that you have determined to be the most directly comparable in light of a similar revenue model and sector focus, the same geographic location coverage, and the fact that they are listed on major U.S. stock exchanges. Please disclose whether the board considered other factors such as the greater scale of HUYA and DouYu in terms of revenue, registered users, active users, and paying users in arriving at its conclusion that the valuation implied by the business combination is favorable, or advise.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Scienjoy Inc., page 130

5. We note your response to prior comment 11. Please consider disaggregating and discussing the revenues by the timing of transfer of goods or services (i.e. consumables and time-based virtual items). We refer you to Section III.B of SEC Release No. 33-
         8350. In addition, as you update your financial statements for the fiscal year ending
         December 31, 2019, note that ASC 606-10-55-91(f) provides the timing of transfer of goods or services as an example of a category that might be appropriate for disaggregating revenue.
 Yongsheng Liu
Wealthbridge Acquisition Limited
January 30, 2020
Page 3
Revenue, page 133

6. We note your response to prior comment 10. Please consider disclosing and discussing
      ARPPU by platform for each period presented.
Critical Accounting Policies and Estimates
Recent Accounting Pronouncements, page 140

7. We note that in response to prior comment 11, you revised your disclosure to state that
      Scienjoy has concluded that the adoption of ASC 606 will not have any material impact on Scienjoy's consolidated financial statements and no material differences will exist between Scienjoy's future adoption of ASC 606 and its accounting to date under ASC
      605. However, you state in the Critical Accounting Policies and Estimates for Recent
      Accounting Pronouncements on page 140 that the company is continuing to evaluate the impact its pending adoption of Topic 606 will have on the consolidated financial statements. Please revise.
       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan,
Attorney-Adviser, at (202) 551-6515 or, in his absence, Jan Woo, Legal Branch Chief, at (202)
551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameYongsheng Liu
                                                           Division of
Corporation Finance
Comapany NameWealthbridge Acquisition Limited
                                                           Office of Technology
January 30, 2020 Page 3
cc:       Giovanni Caruso
FirstName LastName